UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Learning Tree International, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

522015106

(CUSIP Number)

Mill Road Capital, L.P.

Attn: Thomas E. Lynch

382 Greenwich Avenue

Suite One

Greenwich, CT 06830

203-987-3500

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 4, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 522015106	13D	Page 2 of 16 Pages

1.	Names of Reporting Persons. Mill Road Capital, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 831,771
	8.	Shared Voting Power 483,778 (1)
	9.	Sole Dispositive Power 831,771
	10.	Shared Dispositive Power 483,778 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,315,549 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.0% (2)

14.	Type of Reporting Person (See Instructions) PN

(1)	Represents or includes an aggregate of 483,778 shares directly held by the Lane Five Fund and the Pleiades Fund (each, as defined in the Introduction below) that the Mill Road Fund and the other Reporting Persons (each, as defined in the Introduction below) may be deemed to have the shared power to vote (or direct the vote), or to dispose (or direct the disposal) of, as a result of the Voting Agreement (as defined in the Introduction below). Except to the extent that such Mill Road Fund may be so deemed to have beneficial ownership of these 483,778 shares, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by such Mill Road Fund that it is the beneficial owner of such shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	Percentage is 9.953% when rounded to three decimal places.

CUSIP No. 522015106	13D	Page 3 of 16 Pages

1.	Names of Reporting Persons Mill Road Capital GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 831,771
	8.	Shared Voting Power 483,778 (1)
	9.	Sole Dispositive Power 831,771
	10.	Shared Dispositive Power 483,778 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,315,549 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.0% (2)

14.	Type of Reporting Person (See Instructions) HC; OO

(1)	Represents or includes an aggregate of 483,778 shares directly held by the Lane Five Fund and the Pleiades Fund (each, as defined in the Introduction below) that the Mill Road Fund GP and the other Reporting Persons (each, as defined in the Introduction below) may be deemed to have the shared power to vote (or direct the vote), or to dispose (or direct the disposal) of, as a result of the Voting Agreement (as defined in the Introduction below). Except to the extent that such Mill Road Fund GP may be so deemed to have beneficial ownership of these 483,778 shares, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by such Mill Road Fund GP that it is the beneficial owner of such shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	Percentage is 9.953% when rounded to three decimal places.

CUSIP No. 522015106	13D	Page 4 of 16 Pages

1.	Names of Reporting Persons. Thomas E. Lynch

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,315,549 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,315,549 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,315,549 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.0% (2)

14.	Type of Reporting Person (See Instructions) HC; IN

(1)	Includes an aggregate of 483,778 shares directly held by the Lane Five Fund and the Pleiades Fund (each, as defined in the Introduction below) that Mr. Lynch and the other Reporting Persons (as defined in the Introduction below) may be deemed to have the shared power to vote (or direct the vote), or to dispose (or direct the disposal) of, as a result of the Voting Agreement (as defined in the Introduction below). Except to the extent that Mr. Lynch may be so deemed to have beneficial ownership of these 483,778 shares, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Lynch that he is the beneficial owner of such shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	Percentage is 9.953% when rounded to three decimal places.

CUSIP No. 522015106	13D	Page 5 of 16 Pages

1.	Names of Reporting Persons. Scott P. Scharfman

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,315,549 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,315,549 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,315,549 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.0% (2)

14.	Type of Reporting Person (See Instructions) HC; IN

(1)	Includes an aggregate of 483,778 shares directly held by the Lane Five Fund and the Pleiades Fund (each, as defined in the Introduction below) that Mr. Scharfman and the other Reporting Persons (as defined in the Introduction below) may be deemed to have the shared power to vote (or direct the vote), or to dispose (or direct the disposal) of, as a result of the Voting Agreement (as defined in the Introduction below). Except to the extent that Mr. Scharfman may be so deemed to have beneficial ownership of these 483,778 shares, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Scharfman that he is the beneficial owner of such shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	Percentage is 9.953% when rounded to three decimal places.

CUSIP No. 522015106	13D	Page 6 of 16 Pages

1.	Names of Reporting Persons. Lane Five Partners LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 326,236
	8.	Shared Voting Power 989,313 (1)
	9.	Sole Dispositive Power 326,236
	10.	Shared Dispositive Power 989,313 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,315,549 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.0% (2)

14.	Type of Reporting Person (See Instructions) PN

(1)	Represents or includes an aggregate of 989,313 shares directly held by the Mill Road Fund and the Pleiades Fund (each, as defined in the Introduction below) that the Lane Five Fund and the other Reporting Persons (each, as defined in the Introduction below) may be deemed to have beneficial ownership of as a result of the Voting Agreement (as defined in the Introduction below). Except to the extent that such Lane Five Fund may be so deemed to have beneficial ownership of these 989,313 shares, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by such Lane Five Fund that it is the beneficial owner of such shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	Percentage is 9.953% when rounded to three decimal places.

CUSIP No. 522015106	13D	Page 7 of 16 Pages

1.	Names of Reporting Persons Lane Five Partners GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 326,236
	8.	Shared Voting Power 989,313 (1)
	9.	Sole Dispositive Power 326,236
	10.	Shared Dispositive Power 989,313 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,315,549 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.0% (2)

14.	Type of Reporting Person (See Instructions) HC; OO

(1)	Represents or includes an aggregate of 989,313 shares directly held by the Mill Road Fund and the Pleiades Fund (each, as defined in the Introduction below) that the Lane Five Fund GP and the other Reporting Persons (each, as defined in the Introduction below) may be deemed to have beneficial ownership of as a result of the Voting Agreement (as defined in the Introduction below). Except to the extent that such Lane Five Fund GP may be so deemed to have beneficial ownership of these 989,313 shares, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by such Lane Five Fund GP that it is the beneficial owner of such shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	Percentage is 9.953% when rounded to three decimal places.

CUSIP No. 522015106	13D	Page 8 of 16 Pages

1.	Names of Reporting Persons. Lane Five Capital Management LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 483,778
	8.	Shared Voting Power 831,771 (1)
	9.	Sole Dispositive Power 483,778
	10.	Shared Dispositive Power 831,771 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,315,549 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.0% (2)

14.	Type of Reporting Person (See Instructions) PN; IA

(1)	Represents or includes an aggregate of 831,771 shares directly held by the Mill Road Fund (as defined in the Introduction below) that the Lane Five Advisor and the other Reporting Persons (each, as defined in the Introduction below) may be deemed to have beneficial ownership of as a result of the Voting Agreement (as defined in the Introduction below). Except to the extent that such Lane Five Advisor may be so deemed to have beneficial ownership of these 831,771 shares, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by such Lane Five Advisor that it is the beneficial owner of such shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	Percentage is 9.953% when rounded to three decimal places.

CUSIP No. 522015106	13D	Page 9 of 16 Pages

1.	Names of Reporting Persons. Lane Five Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 483,778
	8.	Shared Voting Power 831,771 (1)
	9.	Sole Dispositive Power 483,778
	10.	Shared Dispositive Power 831,771 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,315,549 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.0% (2)

14.	Type of Reporting Person (See Instructions) HC; OO

(1)	Represents or includes an aggregate of 831,771 shares directly held by the Mill Road Fund (as defined in the Introduction below) that the Lane Five Advisor GP and the other Reporting Persons (each, as defined in the Introduction below) may be deemed to have beneficial ownership of as a result of the Voting Agreement (as defined in the Introduction below). Except to the extent that such Lane Five Advisor GP may be so deemed to have beneficial ownership of these 831,771 shares, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by such Lane Five Advisor GP that it is the beneficial owner of such shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	Percentage is 9.953% when rounded to three decimal places.

CUSIP No. 522015106	13D	Page 10 of 16 Pages

1.	Names of Reporting Persons. Lisa O’Dell Rapuano

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 483,778
	8.	Shared Voting Power 831,771 (1)
	9.	Sole Dispositive Power 483,778
	10.	Shared Dispositive Power 831,771 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,315,549 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.0% (2)

14.	Type of Reporting Person (See Instructions) HC; IN

(1)	Represents or includes an aggregate of 831,771 shares directly held by the Mill Road Fund (as defined in the Introduction below) that Ms. Rapuano and the other Reporting Persons (as defined in the Introduction below) may be deemed to have beneficial ownership of as a result of the Voting Agreement (as defined in the Introduction below). Except to the extent that Ms. Rapuano may be so deemed to have beneficial ownership of these 831,771 shares, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Ms. Rapuano that she is the beneficial owner of such shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	Percentage is 9.953% when rounded to three decimal places.

CUSIP No. 522015106	13D	Page 11 of 16 Pages

1.	Names of Reporting Persons. Pleiades Investment Partners—LA, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 157,542
	8.	Shared Voting Power 1,158,007 (1)
	9.	Sole Dispositive Power 157,542
	10.	Shared Dispositive Power 1,158,007 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,315,549 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.0% (2)

14.	Type of Reporting Person (See Instructions) PN

(1)	Represents or includes an aggregate of 1,158,007 shares directly held by the Mill Road Fund and the Lane Five Fund (each, as defined in the Introduction below) that the Pleiades Fund (as defined in the Introduction below) may be deemed to have beneficial ownership of as a result of the Voting Agreement (as defined in the Introduction below). Except to the extent that such Pleiades Fund may be so deemed to have beneficial ownership of these 1,158,007 shares, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by such Pleiades Fund that it is the beneficial owner of such shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	Percentage is 9.953% when rounded to three decimal places.

CUSIP No. 522015106	Page 12 of 16 Pages

This Amendment No. 3 to the joint statement on Schedule 13D with respect to the common stock, $0.0001 par value, of Learning Tree International, Inc., a Delaware corporation, filed by Mill Road Capital, L.P., a Delaware limited partnership (the “Mill Road Fund”), Mill Road Capital GP LLC, a Delaware limited liability company (the “Mill Road Fund GP”), Thomas E. Lynch and Scott P. Scharfman (collectively, the “Mill Road Reporting Persons”) on October 29, 2012, as amended by the Amendment No. 1 on Schedule 13D filed by the Mill Road Reporting Persons on November 13, 2012, and as amended and restated by Amendment No. 2 on Schedule 13D filed by the undersigned on November 19, 2012 (such filing, as so amended and as amended herein, the “Schedule 13D”), amends the Schedule 13D as follows:

1.	Item 4 of the Schedule 13D shall be amended by adding the following paragraph between the second and third paragraphs:

‘On February 4, 2013, the Mill Road Fund sent the letter attached hereto as Exhibit 8 to a special committee of the Issuer’s board of directors, reiterating its offer from September 2012 to acquire all outstanding shares of the Issuer that it does not own at price equal to $5.80 per share.’

2.	The introductory paragraph of Item 5 of the Schedule 13D shall hereby be amended and restated in full as follows:

‘The percentages of beneficial ownership reported for the Reporting Persons in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 13,217,484 shares of Common Stock issued and outstanding as of January 22, 2013, as reported in the most recent annual report of the Issuer on Form 10-K/A for the fiscal year ended September 28, 2012. All of the share numbers reported below, and on each Reporting Person’s cover page to this Schedule 13D, are as of February 5, 2013, unless otherwise indicated.’

3.	The paragraphs (a) and (b) of Item 5 of the Schedule 13D shall hereby be amended by replacing each beneficial ownership percentage reported as “or approximately 10.0% (9.985% rounded to three decimal places)” with “or approximately 10.0% (9.953% rounded to three decimal places).”

4.	The paragraph (c) of Item 5 of the Schedule 13D shall hereby be amended and restated in full as follows:

‘No Reporting Person or other Pleiades Entity effected any transaction in the shares of Common Stock from December 7, 2012 (the day sixty days before the filing of this Amendment No. 3 to this Schedule 13D) to February 5, 2013.’

5.	Item 7 of the Schedule 13D is hereby amended to add the following Exhibit to the Schedule 13D:

‘Exhibit 8	Letter from Mill Road Capital, L.P. to the Special Committee of the Board of Directors of Learning Tree International, Inc. dated February 4, 2013.’

CUSIP No. 522015106	Page 13 of 16 Pages

6.	Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature pages follow]

CUSIP No. 522015106	Page 14 of 16 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 5, 2013

MILL ROAD CAPITAL, L.P.

By:	Mill Road Capital GP LLC, its General Partner

By:	/s/ Justin C. Jacobs
Justin C. Jacobs
Management Committee Director

MILL ROAD CAPITAL GP LLC

By:	/s/ Justin C. Jacobs
Justin C. Jacobs
Management Committee Director

THOMAS E. LYNCH

By:	/s/ Justin C. Jacobs
Justin C. Jacobs, attorney-in-fact

SCOTT P. SCHARFMAN

By:	/s/ Justin C. Jacobs
Justin C. Jacobs, attorney-in fact

CUSIP No. 522015106	Page 15 of 16 Pages

LANE FIVE PARTNERS LP

By:	Lane Five Partners GP LLC, its general partner

By:	/s/ Lisa O’Dell Rapuano
Lisa O’Dell Rapuano
Managing Member

LANE FIVE PARTNERS GP LLC

By:	/s/ Lisa O’Dell Rapuano
Lisa O’Dell Rapuano
Managing Member

LANE FIVE CAPITAL MANAGEMENT LP

By:	Lane Five Capital Management, LLC its general partner

By:	/s/ Lisa O’Dell Rapuano
Lisa O’Dell Rapuano
Managing Member

LANE FIVE CAPITAL MANAGEMENT, LLC

By:	/s/ Lisa O’Dell Rapuano
Lisa O’Dell Rapuano
Managing Member

LISA O’DELL RAPUANO

/s/ Lisa O’Dell Rapuano
Lisa O’Dell Rapuano

CUSIP No. 522015106	Page 16 of 16 Pages

PLEIADES INVESTMENT PARTNERS—LA, L.P.

By:	Lane Five Capital Management LP its attorney-in-fact

By:	Lane Five Capital Management, LLC its general partner

By:	/s/ Lisa O’Dell Rapuano
Lisa O’Dell Rapuano
Managing Member